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                              August 8, 2022

       Bill Edmonds
       Chief Executive Officer
       Deep Green Waste & Recycling, Inc.
       260 Edwards Plz #21266
       Saint Simons Island, GA 31522

                                                        Re: Deep Green Waste &
Recycling, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 22, 2022
                                                            File No. 333-266283

       Dear Mr. Edmonds:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed July 22, 2022

       General

   1. We note that your common stock is quoted on the OTC Pink Market and that the selling stockholders may offer,
sell or distribute all or a portion of the shares of common stock at prevailing market
prices or at negotiated prices. Please note that the OTC Pink Market is not an established
public trading market into which a selling stockholder may offer and sell shares at other
than a fixed price. Accordingly, please revise your cover page disclosure, and make
corresponding changes elsewhere in the prospectus, to disclose a fixed price at which
the selling stockholders will offer and sell shares until your shares are listed on a
national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold
at prevailing market prices. Refer to Item 501(b)(3) of Regulation
                                                        S-K.
 Bill Edmonds
Deep Green Waste & Recycling, Inc.
August 8, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Cheryl Brown, Staff Attorney, at (202) 551- 3905 or Irene Barberena-
Meissner, Staff Attorney, at (202) 551-6548 with any questions.



                                                           Sincerely,
FirstName LastNameBill Edmonds
                                                           Division of
Corporation Finance
Comapany NameDeep Green Waste & Recycling, Inc.
                                                           Office of Energy &
Transportation
August 8, 2022 Page 2
cc:       Gary L. Blum, Esq.
FirstName LastName